HUNTER TAUBMAN WEISS LLP
NEW YORK • WASHINGTON, DC • MIAMI

March 25, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 4546
Washington, DC 20549

Attention: Asia Timmons-Pierce
Staff Attorney

Re:	Joymain International Development Group Inc.
Registration Statement on Form S-1
Filed February 11, 2015
File No. 333-202010

Dear Ms. Timmons-Pierce:

This letter is provided in response to your letter dated March 2, 2015 regarding the above-referenced filing of Joymain International Development Group Inc. (the “Company”). The Company’s responses are set forth below to the items noted by the staff in your letter. Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company.

General
1.

We note that you filed a Form S-1 (File No. 333-197508) on July 18, 2014, which was declared effective on August 1, 2014. We also note that the offering expired on November 28, 2014. Please remove from registration by means of a post-effective amendment any unsold securities that were registered on the Form S-1 (File No. 333-197508).

Response: Pursuant to your comment, we have filed a post-effective amendment to remove from registration any unsold securities upon the termination of the offering pursuant to the Form S-1 (File No. 333-197508) on March 17, 2015.

Selling Securities Holders, page 25
2.

Please disclose any position, office or other material relationship that any selling security holder has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 507 of Regulation S-K.

Response: Pursuant to your comment, we have included a disclosure that none of the Selling Stockholders has had any position, office or other material relationship with us or any of our predecessors or affiliates within the past three years in Footnote 1 to Selling Stockholder Table on page 73 of the filing.

130 WEST 42ND STREET, TENTH FLOOR • NEW YORK, NY 10036 • T: (917) 512-0827 • F: 212.202.6380 • WWW.HTWLAW.COM

HUNTER TAUBMAN WEISS LLP
NEW YORK • WASHINGTON, DC • MIAMI

Undertakings, page 113

3.	Pursuant to your comment, we have revised undertakings on page 102 of the filing as follows:

     The undersigned registrant hereby undertakes to:

     (1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

          (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

          (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

          (iii) Include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (4) For determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

          (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

          (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

          (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

          (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

     (5) The undersigned registrant issuer hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

130 WEST 42ND STREET, TENTH FLOOR • NEW YORK, NY 10036 • T: (917) 512-0827 • F: 212.202.6380 • WWW.HTWLAW.COM

HUNTER TAUBMAN WEISS LLP
NEW YORK • WASHINGTON, DC • MIAMI

     (6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (7) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time it was declared effective.

     For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time as the initial bona fide offering thereof.

     (8) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

     We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,

/s/ Louis Taubman
Louis Taubman, Partner
Hunter Taubman Weiss LLP

cc: Joymain International Development Group Inc.

130 WEST 42ND STREET, TENTH FLOOR • NEW YORK, NY 10036 • T: (917) 512-0827 • F: 212.202.6380 • WWW.HTWLAW.COM